Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 February 9, 2007

$ Worst-of-Basket of Reverse Convertible Notes due February 21, 2008 Medium-Term Notes, Series A, No. E-345

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	February 12, 2007

Issue Date:	February 21, 2007

Final Valuation Date:	February 12, 2008*

Maturity Date:	February 21, 2008* (resulting in a term to maturity of 1 year)

Denominations:	Minimum denomination of $100,000, and integral multiples of $100,000 in excess thereof.

Reference Asset:	A basket consisting of the following “linked shares”, as described under “Reference Assets—Securities or ‘Linked Shares’” in the prospectus supplement:

Linked Share	Ticker Symbol	Initial Price			Protection Price (Initial Price x Protection Level)
Halliburton Company	HAL	$	[	•]	$	[	•]
Schlumberger N.V. (Schlumberger Limited)	SLB	$	[	•]	$	[	•]
Transocean Inc.	RIG	$	[	•]	$	[	•]

Coupon Rate:	10.00% per annum. See generally “Interest Mechanics” in the prospectus supplement.

Tax Allocation of Coupon Rate:	Deposit income: [•]% per annum Put premium: [•]% per annum

Interest Payment Dates:	Paid monthly in arrears on the same day of the month as the issue date and calculated on a 30/360 basis, commencing on the month following the issue date.

Protection Level:	60%

Payment at Maturity:

A $100,000 investment in the Notes will pay $100,000 at maturity unless: (a) the final price of any linked share is lower than the initial price of that linked share; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of any linked share on any day is below its protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the worst performing linked share, calculated as follows:

$100,000 x (Final Price of Worst Performing Linked Share / Initial Price of Worst Performing Linked Share)

The “worst performing linked share” is that linked share of the three in the basket with the most negative percentage change in the closing price from and including the initial valuation date to and including the final valuation date.

You may lose some or all of your principal if you invest in the Notes.

Initial Price:	Closing price of the applicable linked share on the initial valuation date.

Final Price:	Closing price of the applicable linked share on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market(s) for the linked shares or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close.

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C ZS 1 and US06738CZS15

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public			Agent’s Commission			Proceeds to Barclays Bank PLC
Per Note		100%			[	•]%		[	•]%
Total	$	[	•]	$	[	•]	$	[	•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the initial valuation date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Worst Performing Linked Share?

The table below, based on the assumptions outlined for the linked shares, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in each of the linked shares, based on certain percentage changes between the initial price and final price of the worst performing linked share (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On the final valuation date, the final prices of the linked shares are determined.

If each final price of the linked shares is at or above its initial price, you will receive a payment at maturity of $100,000, regardless of whether any of the protection prices were ever reached or breached during the term of the Notes.

If the final price of any of the linked share is below its initial price but the closing price of each of the linked share never fell below its protection price during the term of the Notes, you will receive a payment at maturity of $100,000.

If the final price of any of the linked share is below its initial price and the closing price of any of the linked share fell below its protection price during the term of the Notes, you will receive, the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the price of the worst performing linked share, calculated as follows:

$100,000 x (Final Price of Worst Performing Linked Share / Initial Price of Worst Performing Linked Share)

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the worst performing linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the linked shares, the total return on the Notes would be higher relative to the total return of an investment in the linked shares.

FWP–2

If you had invested directly in any of the linked shares for the same period, you would have received total cash payments representing the number of shares of the linked share you could have purchased with your $100,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of that linked share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $100,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial valuation date and is held constant regardless of the final level of the applicable linked share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the linked shares from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than each of the dividend yields on the linked shares, the total return on the Notes would be lower relative to the total return of an investment in the linked shares.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in each of the linked shares is set forth below in the Table of Hypothetical Values at Maturity.

Assumptions

Linked Share	Initial Price	Protection Level	Protection Price	Dividend Yield
HAL	$29.72	60%	$17.83	1.01%
SLB	$64.95	60%	$39.97	0.77%
RIG	$78.42	60%	$47.05	0.00%

•	Investor purchases $100,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

•	Coupon rate: 10.00% per annum

•	Coupon amount per month: $833.33

Table of Hypothetical Values at Maturity

Final Price of Worst Performing Linked Share (% Change)	1-Year Total Return
	Investment in the Notes		Direct Investment in HAL	Direct Investment in SLB	Direct Investment in RIG
100%	10.00%		101.01%	100.77%	100.00%
90%	10.00%		91.01%	90.77%	90.00%
80%	10.00%		81.01%	80.77%	80.00%
70%	10.00%		71.01%	70.77%	70.00%
60%	10.00%		61.01%	60.77%	60.00%
50%	10.00%		51.01%	50.77%	50.00%
40%	10.00%		41.01%	40.77%	40.00%
30%	10.00%		31.01%	30.77%	30.00%
20%	10.00%		21.01%	20.77%	20.00%
10%	10.00%		11.01%	10.77%	10.00%
5%	10.00%		6.01%	5.77%	5.00%

0%	10.00%		1.01%	0.77%	0.00%

	Protection Prices Ever Breached?
	NO	YES
-5%	10.00%	5.00%	-3.99%	-4.23%	-5.00%
-10%	10.00%	0.00%	-8.99%	-9.23%	-10.00%
-20%	10.00%	-10.00%	-18.99%	-19.23%	-20.00%
-30%	10.00%	-20.00%	-28.99%	-29.23%	-30.00%
-40%	10.00%	-30.00%	-38.99%	-39.23%	-40.00%
-50%	N/A	-40.00%	-48.99%	-49.23%	-50.00%
-60%	N/A	-50.00%	-58.99%	-59.23%	-60.00%
-70%	N/A	-60.00%	-68.99%	-69.23%	-70.00%
-80%	N/A	-70.00%	-78.99%	-79.23%	-80.00%
-90%	N/A	-80.00%	-88.99%	-89.23%	-90.00%
-100%	N/A	-90.00%	-98.99%	-99.23%	-100.00%

FWP–3

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this free writing prospectus, including but not limited to the final valuation date, the initial prices, the final prices, the protection levels, the protection prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Securities or ‘Linked Shares’—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset” with respect to the linked shares and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” with respect with respect to the linked shares and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Certain U.S. Federal Income Tax Considerations—You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

•

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

•

On the cover page we have determined the yield on the Deposit and the Put Premium, as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked shares. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

FWP–4

In addition to the risks described above, you should consider the following:

•

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the applicable pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

•	Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the linked shares.

•

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the prospectus supplement.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the linked shares on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked shares;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

We urge you to read the section “Reference Assets—Securities or ‘Linked Shares’—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified below.

The summary information below regarding the company issuing the stock comprising the linked share comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the linked share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s

FWP–5

business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Halliburton Company

According to publicly available information, Halliburton Company (the “Company”) provides a variety of services, products, maintenance, engineering, and construction to energy, industrial, and governmental customers. The Company’s six business segments are organized around how it manages the business: Production Optimization, Fluid Systems, Drilling and Formation Evaluation, Digital and Consulting Solutions, Government and Infrastructure, and Energy and Chemicals.

The Company’s predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924.

The linked share’s SEC file number is 1-3492.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	$22.90	$17.41	$18.38
June 29, 2001	$24.63	$16.10	$17.80
September 28, 2001	$18.40	$9.68	$11.28
December 31, 2001	$14.45	$5.50	$6.55
March 29, 2002	$8.99	$4.30	$8.54
June 28, 2002	$9.80	$7.30	$7.97
September 30, 2002	$7.92	$4.49	$6.46
December 31, 2002	$10.73	$6.23	$9.36
March 31, 2003	$11.05	$8.60	$10.37
June 30, 2003	$12.66	$9.99	$11.50
September 30, 2003	$12.73	$10.25	$12.13
December 31, 2003	$13.60	$11.40	$13.00
March 31, 2004	$16.32	$12.90	$15.20
June 30, 2004	$16.18	$13.70	$15.13
September 30, 2004	$16.99	$13.23	$16.85
December 31, 2004	$20.85	$16.55	$19.62
March 31, 2005	$22.65	$18.59	$21.63
June 30, 2005	$24.70	$19.83	$23.91
September 30, 2005	$34.88	$22.89	$34.26
December 30, 2005	$34.68	$27.37	$30.98
March 31, 2006	$41.19	$31.35	$36.51
June 30, 2006	$41.98	$33.94	$37.11
September 29, 2006	$37.93	$27.36	$28.45
December 29, 2006	$34.30	$26.33	$31.05
February 8, 2007*	$30.55	$28.12	$29.72

*	High, low and closing prices are for the period starting January 3, 2007 and ending February 8, 2007.

Schlumberger N.V. (Schlumberger Limited)

According to publicly available information, Schlumberger N.V. (Schlumberger Limited) (the “Company”), founded in 1927 and incorporated under the laws of the Netherlands Antilles, is an oilfield services company, supplying technology, project management and information solutions that optimize performance in the oil and gas industry. As of December 31, 2005, the Company employed more than 60,000 people of over 140 nationalities operating in more than 80 countries. The Company has principal executive offices in New York, Paris, and The Hague. The Company consists of two business segments: Schlumberger Oilfield Services and WesternGeco. Schlumberger Oilfield Services is an oilfield services company supplying a wide range of technology services and solutions to the international oil and gas industry. WesternGeco, 70% owned by the Company and 30% owned by Baker Hughes, is a surface seismic company.

The linked share’s SEC file number is 1-4601.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

FWP–6

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	$41.41	$28.65	$28.81
June 29, 2001	$34.63	$25.58	$26.33
September 28, 2001	$28.45	$20.42	$22.85
December 31, 2001	$28.37	$21.03	$27.48
March 29, 2002	$31.22	$24.58	$29.41
June 28, 2002	$29.90	$23.15	$23.25
September 30, 2002	$23.70	$17.93	$19.23
December 31, 2002	$23.43	$16.70	$21.05
March 31, 2003	$21.67	$17.82	$19.01
June 30, 2003	$25.08	$18.51	$23.79
September 30, 2003	$26.05	$22.25	$24.20
December 31, 2003	$28.12	$22.74	$27.36
March 31, 2004	$33.38	$26.27	$31.93
June 30, 2004	$32.35	$27.38	$31.76
September 30, 2004	$33.93	$29.33	$33.66
December 31, 2004	$34.94	$30.51	$33.48
March 31, 2005	$39.16	$31.58	$35.24
June 30, 2005	$39.23	$32.31	$37.97
September 30, 2005	$43.90	$37.43	$42.19
December 30, 2005	$51.49	$38.66	$48.58
March 31, 2006	$65.87	$49.20	$63.29
June 30, 2006	$73.87	$54.12	$65.11
September 29, 2006	$68.54	$54.24	$62.03
December 29, 2006	$69.30	$56.85	$63.16
February 8, 2007*	$65.79	$56.31	$64.95

*	High, low and closing prices are for the period starting January 3, 2007 and ending February 8, 2007.

Transocean Inc.

According to publicly available information, Transocean Inc. (the “Company”) is a leading international provider of offshore contract drilling services for oil and gas wells. As of March 2, 2006, the Company owned, had partial ownership interests in or operated 89 mobile offshore and barge drilling units. As of this date, the Company’s fleet included 32 High-Specification semisubmersibles and drillships, 23 Other Floaters, 25 Jackup Rigs and 9 Other Rigs.

The Company’s mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. The Company’s primary business is to contract these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. The Company specializes in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services.

The linked share’s SEC file number is 333-75899.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	$54.50	$40.00	$43.35
June 29, 2001	$57.64	$40.37	$41.25
September 28, 2001	$41.98	$23.10	$26.40
December 31, 2001	$34.22	$24.20	$33.82
March 29, 2002	$34.65	$26.51	$33.23
June 28, 2002	$39.33	$30.00	$31.15
September 30, 2002	$31.75	$19.60	$20.80
December 31, 2002	$25.89	$18.10	$23.20
March 31, 2003	$24.36	$19.87	$20.45
June 30, 2003	$25.86	$18.40	$21.97
September 30, 2003	$22.40	$18.52	$20.00
December 31, 2003	$24.85	$18.55	$24.01
March 31, 2004	$31.94	$23.10	$27.89
June 30, 2004	$29.27	$25.06	$28.94

FWP–7

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
September 30, 2004	$36.21	$25.94	$35.78
December 31, 2004	$43.20	$33.75	$42.39
March 31, 2005	$51.89	$39.79	$51.46
June 30, 2005	$58.16	$43.20	$53.97
September 30, 2005	$63.11	$53.52	$61.31
December 30, 2005	$70.93	$52.37	$69.69
March 31, 2006	$84.28	$70.05	$80.30
June 30, 2006	$90.16	$70.77	$80.32
September 29, 2006	$81.63	$64.52	$73.23
December 29, 2006	$84.22	$65.58	$80.89
February 8, 2007*	$80.26	$72.47	$78.42

*	High, low and closing prices are for the period starting January 3, 2007 and ending February 8, 2007.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about February 21, 2007, which is the sixth business day following the expected initial valuation date (this settlement cycle being referred to as “T+6”). See “Plan of Distribution” in the prospectus supplement.

FWP–8